Exhibit 99.1

PRESS RELEASE

MeaTech Announces Launch of Cultivated Pork Development

 Strategy to expand addressable markets by targeting a broad range of species product types

Initiated R&D focused on pork cell production processes

Ness Ziona, Israel, July 6, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC and TASE: MITC), a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products, today announced the initiation of cultivated pork research and development activities, focusing on cell lines and technologies for the potential future mass production of cultivated pork.

This expansion of MeaTech’s research and development activities to include pork is part of its strategy to develop a broad cellular agriculture technology offering, which already includes beef and chicken cell lines. Porcine cellular agriculture, if successfully developed, has the potential to expand MeaTech’s potential addressable markets, as pork is currently the most consumed meat across the globe.

Initial research and development activities are expected to be focused on developing stable porcine cell lines which, if developed, have the potential to initiate cultivated pork biomass production capabilities.

Sharon Fima, CEO of MeaTech, commented:

“Our goal is to lead the upcoming agricultural revolution by making tomorrow's meat safe, plentiful and sustainable. MeaTech is developing a broad range of cultured meat technologies, developing potential alternatives to conventional factory farming of beef, chicken and now, pork. We believe that offering additional cultivated meat product lines can widen our addressable markets, generating additional revenue potential. Our goal is to be similar in all respects to livestock-farmed pork, while offering a significantly more sustainable and slaughter-free production method.”

About MeaTech 3D

MeaTech 3D is an international company at the forefront of the cultivated meat revolution, listed on the Nasdaq and Tel Aviv stock exchanges as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef, chicken and pork, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to develop the technology to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

For more information, please visit https://meatech3d.com/.

Forward Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultivated meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultivated meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

For more information, please contact:

MeaTech Press Contact:	MeaTech Investor Contacts:

Alan Ryan Rainier Communications alanryan@rainierco.com	Megan Paul Edison Group mpaul@edisongroup.com Tel: 646-653-7034	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.